UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 2015

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On March 17, 2015, Check-Cap Ltd. (the “Company”) issued a press release announcing that the units issued in the Company’s initial public offering will separate on March 18, 2015. Each unit consists of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share.

At the commencement of trading on March 18, 2015, the ordinary shares and the Series A Warrants will trade separately on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively.  The units, which are currently traded under the symbol “CHEKU” will no longer be listed on the Nasdaq Capital Market following the separation.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated March 17, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Guy Neev
Name: Guy Neev
Title: Chief Executive Officer

Dated: March 17, 2015